                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                            -----------------------

                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)


                           CENTURY PROPERTIES FUND XIV
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                            -----------------------

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
Transaction Valuation*     $2,418,609              Amount of Filing Fee: $483.72
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 16,124.06 units of limited partnership interest of the subject partnership for $150 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $483.72         Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D  Date Filed:  July 8, 1999




                         (Continued on following pages)

CUSIP No.   NONE                14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  973.50

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  1.5%


10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.  NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  973.50

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  1.5%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  INSIGNIA PROPERTIES, L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [ ]
                                                                       (b)   [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,566.62

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  45.6%

10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)   [ ]
                                                                      (b)   [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,566.62

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  45.6%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.  NONE                 14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [ ]
                                                                       (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  30,540.12

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  47.1%

10.      TYPE OF REPORTING PERSON

                  CO

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 13 TO SCHEDULE 13D

                  This Statement (the "Statement") constitutes (a) Amendment
No. 2 and the Final Amendment to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Fund XIV (the "Partnership"); and (b) Amendment No. 13 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 29, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 31, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("IPC') and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on February 26, 1996, by Insignia, IFGP, NPI, Riverside, Commercial, IPC and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on January 16, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on December 17, 1997, by Madison River Properties, L.L.C. ("Madison River"), IPLP, IPT, Insignia and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on December 18, 1997, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on January 15, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on January 27, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas,
(viii) Amendment No. 8, filed with the Commission on February 2, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on March 12, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on November 16, 1998, by Madison River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (xi) Amendment No. 11, filed with the Commission on June 10, 1999, by Madison River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO and (xii) Amendment No. 12, filed with the commission on July 8, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b)At 5:00 p.m., New York time, on Wednesday, July 14, 1999, the offer expired pursuant to its terms. A total of 784.50 Units, representing approximately 1.2% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $150 per Unit.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1999
                                        MADISON RIVER PROPERTIES, L.L.C.

                                        By:  /s/ Patrick J. Foye
                                             ---------------------------
                                             Executive Vice President

                                        AIMCO/IPT, INC.

                                        By:  /s/ Patrick J. Foye
                                             ---------------------------
                                             Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By:  AIMCO/IPT, INC.
                                             (General Partner)

                                        By:  /s/ Patrick J. Foye
                                             ---------------------------
                                             Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)

                                        By:  /s/ Patrick J. Foye
                                             ---------------------------
                                             Executive Vice President

                                        AIMCO-GP, INC.

                                        By:  /s/ Patrick J. Foye
                                             ---------------------------
                                             Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By:  /s/ Patrick J. Foye
                                             ---------------------------
                                             Executive Vice President